Exhibit 23.4
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form F-3) and related Prospectus of TORM plc for the registration of Common Shares, Preferred Shares, Debt Securities, Warrants, Purchase Contracts, Rights and Units, with an aggregate offering price of all such securities not to exceed $250,000,000, and 53,812,988 Class A Common Shares offered by the Selling Shareholder, and to the incorporation by reference therein of our report dated March 1, 2021, with respect to the consolidated financial statements of TORM plc included in its Annual Report (Form 20-F) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ EY Godkendt Revisionspartnerselskab
Copenhagen, Denmark
December 6, 2021